Exhibit 12

                    Fleming Companies, Inc.
       Computation of Ratio of Earnings to Fixed Charges

                                                16 Weeks Ended
                                              --------------------
                                              April 15,   April 17,
(In thousands of dollars)                          2000      1999
------------------------------------------------------------------------------
Earnings:
 Pretax loss                                   $(43,265)   $(31,465)
 Fixed charges, net                              61,135      60,246

      Total earnings                           $ 17,870    $ 28,781

Fixed charges:
 Interest expense                              $ 53,101    $ 51,606
 Portion of rental charges
   deemed to be interest                          7,876       8,500
 Capitalized interest                               185           -

      Total fixed charges                      $ 61,162    $ 60,106

Deficiency                                     $ 43,292    $ 31,325

Ratio of earnings
  to fixed charges                                  .29         .48

"Earnings" consists of income before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consists of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.

Under the company's long-term debt agreements, "earnings" and "fixed charges" are defined differently and amounts and ratios differ accordingly.